HAMPTONS EXTREME, INC.

509 S. San Clemente Street

Ventura, California 93001

(805) 754-9805

October 10, 2008

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      Hamptons Extreme, Inc. (the “Registrant”)

            Registration Statement on Form S-1

            File No.  333-151148 (the “Registration Statement”)

Dear Sirs and/or Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form S-1) to October 14, 2008 at 3:30 p.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•         Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve Hamptons Extreme, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         Hamptons Extreme, Inc. may not assert staff comments and the Declaration of Effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Hamptons Extreme, Inc.

/s/ John Delaney, President

____________________________________

John Delaney, President